
05008343

Consolidated Financial Statements

Sekisui House, Ltd.

Years ended January 31, 2005 and 2004
with Report of Independent Auditors

Sekisui House, Ltd.

Consolidated Financial Statements

Years ended January 31, 2005 and 2004

Contents

ERNST & YOUNG SHINNIHON
Certified Public Accountants
Osaka Kokusai Bldg., 29th Floor
3-13, Azuchi-machi, 2-chome
Chuo-ku, Osaka, Japan 541-0052
Tel : 06 4964 6669
Fax : 06 6263 5170

Report of Independent Auditors

The Board of Directors
Sekisui House, Ltd.

We have audited the accompanying consolidated balance sheets of Sekisui House, Ltd. and subsidiaries as of January 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sekisui House, Ltd. and subsidiaries at January 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Supplemental Information

1. As described in Note 3, effective the year ended January 31, 2005, Sekisui House, Ltd. and its domestic subsidiaries adopted a new accounting standard for the impairment of fixed assets as early adoption of the standards was permitted from the fiscal year ended January 31, 2005.

2. As described in Note 20, on February 1, 2005, Sekisui House, Ltd. exchanged shares of its own common stock in treasury for all outstanding shares of Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohhoku, Ltd. held by other shareholders. The Company also acquired treasury stock based on a resolution of the Board of Directors at a meeting held on April 14, 2005.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended January 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

April 27, 2005

Ernst & Young ShinNihon

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
Liabilities and shareholders' equity			
Current liabilities:			
Current portion of long-term debt *(Note 7)*	¥ 30,000	¥ 30,001	$ 289,632
Notes and accounts payable:			
Affiliate	2,987	–	28,838
Trade	151,860	145,704	1,466,113
Accrued income taxes *(Note 9)*	19,485	3,948	188,115
Advances received	86,434	75,038	834,466
Other current liabilities	63,656	62,070	614,558
Total current liabilities	354,422	316,761	3,421,722
Long-term debt, less current portion *(Note 7)*	9,427	39,675	91,012
Accrued retirement benefits for employees *(Note 12)*	26,896	72,056	259,664
Accrued retirement benefits for directors, corporate auditors and executive officers	1,536	1,586	14,829
Other liabilities *(Note 8)*	60,033	61,585	579,581
Total liabilities	452,314	491,663	4,366,808
Minority interests	21,442	21,386	207,009
Contingent liabilities *(Note 13)*			
Shareholders' equity *(Note 10)*:			
Common stock:			
Authorized: 1,978,281,000 shares			
Issued: 2005 and 2004 – 709,385,078 shares	186,554	186,554	1,801,062
Capital surplus	237,525	237,523	2,293,155
Retained earnings *(Note 20)*	259,773	248,961	2,507,946
Net unrealized holding gain on securities	13,169	7,640	127,138
Translation adjustments	(5)	(98)	(48)
Less treasury stock, at cost	(30,541)	(12,616)	(294,854)
Total shareholders' equity	666,475	667,964	6,434,399
	¥1,140,231	¥1,181,013	$11,008,216

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Income

Years ended January 31, 2005 and 2004

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2005	2004	2005
Net sales *(Note 19)*	¥1,372,244	¥1,326,039	$13,248,156
Cost of sales	1,098,520	1,055,989	10,605,522
Gross profit	273,724	270,050	2,642,634
Selling, general and administrative expenses	197,085	189,716	1,902,732
Operating income *(Note 19)*	76,639	80,334	739,902
Other income (expenses):			
Interest and dividend income	2,765	2,454	26,694
Interest expense	(535)	(1,648)	(5,165)
Loss on impairment of fixed assets *(Note 18)*	(59,470)	–	(574,145)
Gain on return of substitutional portion of Welfare Pension Fund Plans	41,901	–	404,528
Loss on revaluation of real estate held for sale *(Note 17)*	(4,069)	(2,989)	(39,284)
Loss on revaluation of securities	(1,579)	(14)	(15,244)
Other, net	(3,447)	(3,164)	(33,279)
Income before income taxes and minority interests	52,205	74,973	504,007
Income taxes *(Note 9)*:			
Current	22,347	6,710	215,746
Deferred	5,104	28,121	49,276
	27,451	34,831	265,022
Income before minority interests	24,754	40,142	238,985
Minority interests in earnings of subsidiaries	(1,095)	(2,380)	(10,572)
Net income	¥ 23,659	¥ 37,762	$ 228,413

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years ended January 31, 2005 and 2004

	Number of shares in issue	*Millions of yen* Common stock	Capital surplus	Retained earnings	Net unrealized holding gain (loss) on securities	Translation adjustments	Treasury stock
Balance at January 31, 2003	709,385,078	¥186,554	¥237,523	¥224,230	¥ (1,869)	¥(206)	¥ (530)
Net income for the year	–	–	–	37,762	–	–	–
Cash dividends	–	–	–	(12,638)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(393)	–	–	–
Gain on sale of treasury stock	–	–	0	–	–	–	–
Net unrealized holding gain on securities	–	–	–	–	9,509	–	–
Translation adjustments	–	–	–	–	–	108	–
Increase in treasury stock	–	–	–	–	–	–	(12,086)
Balance at January 31, 2004	709,385,078	¥186,554	¥237,523	¥248,961	¥ 7,640	¥ (98)	¥(12,616)
Net income for the year	–	–	–	23,659	–	–	–
Cash dividends	–	–	–	(12,428)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(419)	–	–	–
Gain on sale of treasury stock	–	–	2	–	–	–	–
Net unrealized holding gain on securities	–	–	–	–	5,529	–	–
Translation adjustments	–	–	–	–	–	93	–
Increase in treasury stock	–	–	–	–	–	–	(17,925)
Balance at January 31, 2005	709,385,078	¥186,554	¥237,525	¥259,773	¥13,169	¥ (5)	¥(30,541)

	Thousands of U.S. dollars (Note 1) Common stock	Capital surplus	Retained earnings	Net unrealized holding gain on securities	Translation adjustments	Treasury stock
Balance at January 31, 2004	$1,801,062	$2,293,136	$2,403,562	$ 73,759	$ (946)	$(121,800)
Net income for the year	–	–	228,413	–	–	–
Cash dividends	–	–	(119,984)	–	–	–
Bonuses to directors and corporate auditors	–	–	(4,045)	–	–	–
Gain on sale of treasury stock	–	19	–	–	–	–
Net unrealized holding gain on securities	–	–	–	53,379	–	–
Translation adjustments	–	–	–	–	898	–
Increase in treasury stock	–	–	–	–	–	(173,054)
Balance at January 31, 2005	$1,801,062	$2,293,155	$2,507,946	$127,138	$ (48)	$(294,854)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended January 31, 2005 and 2004

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2005	2004	2005
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 52,205	¥ 74,973	$ 504,007
Adjustments for:			
Depreciation and amortization	11,554	11,299	111,547
Loss on impairment of fixed assets	59,470	–	574,145
Gain on return of substitutional portion of Welfare Pension Fund Plans	(41,901)	–	(404,528)
Provision for retirement benefits	(3,259)	(1,321)	(31,463)
Interest and dividend income	(2,765)	(2,454)	(26,694)
Interest expense	535	1,648	5,165
Loss on revaluation of real estate held for sale	4,069	2,989	39,284
Loss on revaluation of securities	1,579	14	15,244
(Increase) decrease in notes and accounts receivable	(2,533)	15,143	(24,455)
(Increase) decrease in inventories and advance payments	(45,225)	1,271	(436,619)
Increase (decrease) in notes and accounts payable	11,794	(7,261)	113,864
Increase (decrease) in advances received	11,396	(8,623)	110,021
Other	(1,471)	16,765	(14,202)
Subtotal	55,448	104,443	535,316
Interest and dividends received	3,074	3,276	29,677
Interest paid	(719)	(1,594)	(6,942)
Income taxes paid	(6,810)	(7,664)	(65,746)
Net cash provided by operating activities	50,993	98,461	492,305
Cash flows from investing activities			
Proceeds from sales of short-term investments	1,930	50,670	18,633
Purchases of short-term investments	(235)	(530)	(2,269)
Proceeds from sales of property, plant and equipment	1,220	238	11,779
Purchases of property, plant and equipment	(35,108)	(14,175)	(338,946)
Proceeds from sales of investments in securities	10,221	3,782	98,677
Purchases of investments in securities	(12,268)	(1,201)	(118,440)
Decrease in loans receivable	2,828	7,118	27,303
Proceeds from sale of insurance policy	–	10,000	–
Other	(1,096)	(4,181)	(10,581)
Net cash (used in) provided by investing activities	(32,508)	51,721	(313,844)
Cash flows from financing activities			
Repayment of long-term debt	(30,249)	(90,325)	(292,035)
Cash dividends paid	(12,428)	(12,638)	(119,985)
Increase in treasury stock	(17,947)	(12,103)	(173,267)
Other	(517)	(330)	(4,991)
Net cash used in financing activities	(61,141)	(115,396)	(590,278)
Effect of exchange rate changes on cash and cash equivalents	93	108	898
Net (decrease) increase in cash and cash equivalents	(42,563)	34,894	(410,919)
Cash and cash equivalents at beginning of the year	222,275	187,381	2,145,926
Cash and cash equivalents at end of the year	¥ 179,712	¥ 222,275	$1,735,007

See notes to consolidated financial statements.

1 Basis of Preparation

Sekisui House, Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. The Company's overseas subsidiary maintains its accounts and records in conformity with the accounting principles generally accepted and the practices prevailing in its country of domicile.

The accompanying consolidated financial statements have been prepared by the Company as required by the Securities and Exchange Law of Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of the reader and has been made at ¥103.58 = U.S.$1.00, the approximate rate of exchange in effect on January 31, 2005. This translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollar amounts at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries (the "Group") based on the control or influence concept.
All significant intercompany transactions and accounts have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are accounted for by the equity method.

2. Summary of Significant Accounting Policies (continued)

(a) Principles of consolidation (continued)

The difference between the cost of investments in subsidiaries and affiliates and the Company's equity in their net assets at their respective dates of acquisition is being amortized over a period of five years.

(b) Foreign currency translation

All monetary assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, except that receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding forward exchange contract rates. Gain or loss on each translation is credited or charged to income.

The financial statements of the foreign subsidiary are translated into yen at the rate of exchange in effect at the balance sheet date except that the components of shareholders' equity are translated at their historical exchange rates. Differences resulting from translating the financial statements of the foreign subsidiary have not been included in the determination of net income, but are presented as translation adjustments in the consolidated balance sheets.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held at call with banks, net of overdrafts, and all highly liquid investments with maturities of three months or less.

(d) Short-term investments and investments in securities

Securities other than those of affiliates are classified into three categories: trading securities, held-to-maturity debt securities and other securities.

Trading securities, consisting of debt and marketable equity securities, are stated at fair value. Gain and loss, both realized and unrealized, are charged to income. Held-to-maturity debt securities are stated at their amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, reported as a separate component of shareholders' equity. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

2. Summary of Significant Accounting Policies (continued)

(d) Short-term investments and investments in securities (continued)

Under the Commercial Code of Japan, unrealized holding gain on other securities, net of the related taxes, is not available for distribution as dividends or as bonuses to directors and corporate auditors.

(e) Inventories

The individual cost method is applied to land held for sale, construction for sale and contracts in process.

Other inventories are stated at cost determined by the moving average method.

(f) Property, plant and equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives of the respective assets. The straight-line method is applied to buildings (except for structures attached to the buildings).

(g) Leases

Noncancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts has been provided based on the Company's and the subsidiaries' historical experience with respect to write-offs and on an estimate of the amount of specific uncollectible accounts.

(i) Income taxes

Income taxes are calculated based on taxable income and are determined in accordance with the applicable tax laws and charged to income on an accrual basis. The Group recognizes the tax effect of the temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes.

2. Summary of Significant Accounting Policies (continued)

(j) Accrued retirement benefits

Employees of the Company and its domestic subsidiaries are covered by an employees' retirement allowances plan and an employees' pension plan. The employees' retirement allowances plan provides for a lump-sum payment determined by reference to the rate of pay, length of service and conditions under which the termination occurs. The employees' pension plan, which is a funded defined pension plan, covers approximately 75% of the benefits under the retirement allowances plan for employees retiring after twenty or more years of service.

Accrued retirement benefits are provided based on the amount of the projected benefit obligation reduced by the pension plan assets at fair value at the end of the year.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized principally by the straight-line method over 5 years, which is within the estimated average remaining years of service of the eligible employees.

Prior service cost is amortized by the straight-line method over 5 years, which is within the estimated average remaining years of service of the eligible employees.

See Note 12 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under the Welfare Pension Fund Plan.

Directors, corporate auditors and executive officers are customarily entitled to lump-sum payments under an unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made at an estimated amount based on the Company's internal regulations.

(k) Research and development expenditures and computer software

Research and development expenditures are charged to income as incurred.

Expenditures relating to computer software developed for internal use are charged to income when incurred, except if it has been determined that the software will contribute to the future generation of income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over 5 years.

2. Summary of Significant Accounting Policies (continued)

(l) Accounting for warranty expenses

The Company provides after-sales service for twenty years against structural defects on detached houses and low-rise apartment buildings as well as a ten-year warranty under the "Housing Quality Assurance Act," except for buildings other than houses.

Expenses in connection with repair services or warranties are charged to manufacturing overhead as incurred and have no material effect on net income.

3. Change in Method of Accounting

Effective February 1, 2004, the Company and its domestic subsidiaries opted for early adoption of a new accounting standard for the impairment of fixed assets which requires that tangible and intangible fixed assets be carried at cost less depreciation and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company would be required to recognize an impairment loss in the statement of income if certain indicators of asset impairment exist and if the book value of an asset exceeds the undiscounted sum of its future cash flows. The standard states that impairment losses should be measured as the excess of the book value over the higher of (1) the fair market value of the asset, net of its disposition cost, and (2) the present value of future cash flows arising from the ongoing utilization of the asset and from its disposition, if applicable. The standard covers land, factories, buildings and other items of property, plant and equipment as well as intangible assets.

As a result of the adoption of this new accounting standard, a loss on impairment of fixed assets in the amount of ¥59,470 million ($574,145 thousand) was recognized in the consolidated statement of income for the year ended January 31, 2005.

The impairment loss on fixed assets has been deducted directly from the carrying amounts of the respective assets in the consolidated balance sheet at January 31, 2005.

4. Short-Term Investments and Investments in Securities

Held-to-maturity debt securities and other securities at January 31, 2005 and 2004 were as follows:

	Millions of yen							
	Held-to-maturity debt securities							
	2005				2004			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:								
Bonds	¥1,948	¥2	–	¥1,950	¥2,985	¥4	¥(0)	¥2,989
	¥1,948	¥2	–	¥1,950	¥2,985	¥4	¥(0)	¥2,989
Market value not determinable:								
Bonds	¥2,000	–	–	–	¥2,000	–	–	–
Other	800	–	–	–	–	–	–	–
	¥2,800	–	–	–	¥2,000	–	–	–
Total	¥4,748	–	–	–	¥4,985	–	–	–

	Thousands of U.S. dollars			
	Held-to-maturity debt securities			
	2005			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:				
Bonds	$18,807	$19	–	$18,826
	$18,807	$19	–	$18,826
Market value not determinable:				
Bonds	$19,309	–	–	–
Other	7,723	–	–	–
	$27,032	–	–	–
Total	$45,839	–	–	–

4. Short-Term Investments and Investments in Securities (continued)

	Millions of yen							
	Other securities							
	2005				2004			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:								
Equity securities	¥ 32,962	¥21,180	¥(965)	¥ 53,177	¥27,361	¥12,277	¥(579)	¥39,059
Bonds	51,921	1,649	–	53,570	52,246	1,209	–	53,455
Other	–	–	–	–	19	1	(0)	20
	¥ 84,883	¥22,829	¥(965)	¥106,747	¥79,626	¥13,487	¥(579)	¥92,534
Market value not determinable:								
Equity securities	¥ 11,510	–	–	–	¥11,522	–	–	–
Other	6,000	–	–	–	6,000	–	–	–
	¥ 17,510	–	–	–	¥17,522	–	–	–
Total	¥102,393	–	–	–	¥97,148	–	–	–

	Thousands of U.S. dollars			
	Other securities			
	2005			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:				
Equity securities	$318,227	$204,480	$(9,316)	$ 513,391
Bonds	501,265	15,920	–	517,185
	$819,492	$220,400	$(9,316)	$1,030,576
Market value not determinable:				
Equity securities	$111,122	–	–	–
Other	57,926	–	–	–
	$169,048	–	–	–
Total	$988,540	–	–	–

5. Inventories

Inventories at January 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Land held for sale, including land held for development	¥256,189	¥197,538	$2,473,345
Construction for sale, including projects under construction	55,423	38,955	535,074
Contracts in process	46,098	47,897	445,047
Other	4,875	4,042	47,065
	¥362,585	¥288,432	$3,500,531

6. Investments in Affiliates

Investments in affiliates at January 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Investments in capital stock, at cost	¥1,019	¥619	$9,838
Equity in undistributed loss since acquisition, net	(123)	(13)	(1,188)
	¥ 896	¥606	$8,650

7. Long-Term Debt

Long-term debt less the current portion at January 31, 2005 and 2004 is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Manufacturing industries and others	¥9,427	¥ 9,675	$91,012
Notes	–	30,000	–
	¥9,427	¥39,675	$91,012

7. Long-Term Debt (continued)

A breakdown of selected items from the above table of long-term debt is as follows:

(a) Loans from manufacturing industries, insurance companies and others at January 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
2.18% to 2.19% unsecured loans from insurance companies, due 2004	¥ –	¥20,000	$ –
0% unsecured loans from manufacturing industries and others, due 2007	9,427	9,676	91,012
	9,427	29,676	91,012
Less current portion	–	(20,001)	–
	¥9,427	¥ 9,675	$91,012

(b) Notes

Notes outstanding at January 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
2.4% yen unsecured notes, due 2005	¥10,000	¥10,000	$ 96,544
1.92% yen unsecured notes, due 2005	10,000	10,000	96,544
1.76% yen unsecured notes, due 2004	–	10,000	–
1.79% yen unsecured notes, due 2005	10,000	10,000	96,544
	30,000	40,000	289,632
Less current portion	(30,000)	(10,000)	(289,632)
	¥ –	¥30,000	$ –

The aggregate annual maturities of long-term debt subsequent to January 31, 2005 are summarized as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2006	¥30,000	$289,632
2007	–	–
2008	9,427	91,012
	¥39,427	$380,644

8. Mortgaged and Pledged Assets

The following assets, shown at net book value at January 31, 2005 and 2004, were either mortgaged or pledged for guarantees of bank loans of third parties and long-term deposits received and other, and totaled ¥4,313 million ($41,639 thousand) and ¥5,346 million, respectively.

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Inventories	¥6,450	–	$62,270
Land	192	¥27,468	1,854
Buildings	–	580	–
	¥6,642	¥28,048	$64,124

9. Income Taxes

The Company and its domestic subsidiaries are subject to several taxes based on income which, in the aggregate, resulted in a statutory tax rate of approximately 41.7% for the years ended January 31, 2005 and 2004. The foreign subsidiary is subject to the income taxes of the country in which it operates.

The effective tax rates reflected in the consolidated statements of income for the years ended January 31, 2005 and 2004 differ from the above statutory tax rate for the following reasons:

	2005	2004
Statutory tax rate	41.7%	41.7%
Entertainment expenses not deductible	2.9	1.8
Dividend income not taxable	(1.3)	(0.8)
Inhabitants' per capita taxes	1.0	0.7
Change in deferred tax assets and liabilities arising from change in tax rate	–	2.5
Valuation allowance	6.7	–
Other	1.6	0.6
Effective tax rates	52.6%	46.5%

9. Income Taxes (continued)

The significant components of the Group's deferred tax assets at January 31, 2005 and 2004 are summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Loss on revaluation of real estate held for sale	¥73,649	¥ 52,323	$711,035
Impairment loss on fixed assets	7,685	–	74,194
Tax loss carryforwards	3	13,258	29
Accrued enterprise tax	1,741	291	16,808
Retirement benefits	9,502	27,224	91,736
Allowance for doubtful accounts	866	936	8,361
Accrued bonuses	7,041	6,494	67,976
Other	(4,449)	882	(42,952)
	96,038	101,408	927,187
Valuation allowance	(3,510)	–	(33,887)
	¥92,528	¥101,408	$893,300

On March 31, 2003, Cabinet Order No. 9 entitled "Reform of a Portion of Local Tax Law" was issued and this reform applies to fiscal years beginning after April 1, 2004. As a result, the statutory tax rate to be used for the calculation of deferred income taxes concerning temporary differences which are expected to be realized or settled after February 1, 2005 will be changed. The effect of this change in rate was to decrease deferred tax assets (net of deferred tax liabilities) by ¥1,691 million at January 31, 2004 and to increase income taxes - deferred by ¥1,859 million for the year ended January 31, 2004.

10. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equivalent to at least 10% of all cash appropriations of retained earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve is not available for dividends but may be used to eliminate or reduce a deficit by approval of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also stipulates that, to the extent that the sum of the additional paid-in capital and the legal reserve exceeds 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. Retained earnings include the legal reserve provided in accordance with the provisions of the Code.

The Company's legal reserve included in retained earnings at January 31, 2005 and 2004 amounted to ¥23,129 million ($223,296 thousand) and ¥23,129 million, respectively.

Under the Code, upon the issuance and sale of new shares of common stock, the entire amount of the issue price is required to be accounted for as common stock, although a company may, by resolution of the Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Interim cash dividends may be declared and paid subject to a resolution of the Board of Directors. The Commercial Code imposes a limit on the amount which may be paid as interim dividends. An interim dividend of ¥9.0 ($0.08) per share totaling ¥6,169 million ($59,558 thousand) was paid on September 30, 2004.

11. Research and Development Costs

Research and development costs charged to income amounted to ¥5,793 million ($55,928 thousand) and ¥5,259 million for the years ended January 31, 2005 and 2004, respectively.

12. Accrued Retirement Benefits

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets at January 31, 2005 and 2004 for the Group's defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Retirement benefit obligation at end of year	¥(181,761)	¥(234,013)	$(1,754,789)
Fair value of plan assets at end of year	141,625	170,485	1,367,301
Unfunded retirement benefit obligation	(40,136)	(63,528)	(387,488)
Unrecognized actuarial loss	22,771	32,217	219,840
Unrecognized past service cost	(9,529)	(40,745)	(91,997)
Net retirement benefit obligation	(26,894)	(72,056)	(259,645)
Prepaid pension cost	2	–	19
Accrued retirement benefits	¥ (26,896)	¥ (72,056)	$ (259,664)

On April 28, 2003, the Company and certain subsidiaries obtained approval from the Minister of Health, Labor and Welfare with respect to its application for an exemption from the obligation for benefits related to future employee services under the substitutional portion of the Welfare Pension Fund Plan ("WPFP"). However, for the year ended January 31, 2004, the Company and certain subsidiaries decided not to apply the transitional provision stipulated in "Practical Guidelines for Accounting Retirement Benefits," which allows a company to account for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under its WPFP as of the date of approval of exemption, assuming that the transfer to the Japanese government of the substitutional portion of the benefit obligation and related pension plan assets had been completed as of that date.

On September, 1 2004, the Company and certain subsidiaries obtained approval from the Minister of Health, Labor and Welfare with respect to application of the transfer to the Japanese government of the substitutional portion of benefit obligation for employee services provided in prior years and related pension plan assets. The transfer of the substituional portion to the Japanese government completed for the year ended January 31, 2005. On December 1, 2004, other certain subsidiaries obtained approval from the Minister of Health, Labor and Welfare for a transfer to Japanese government of the substitutional portion of the benefit obligation for employee services provided in prior year and related pension plan assets.

As a result, the Company and its domestic subsidiaries recognized a gain of ¥41,901 million ($404,528 thousand) for the year ended January 31, 2005.

12. Accrued Retirement Benefits (continued)

The components of net retirement benefit expenses for the years ended January 31, 2005 and 2004 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2005	2004	2005
Service cost	¥ 10,056	¥ 10,883	$ 97,084
Interest cost	5,512	5,858	53,215
Expected return on plan assets	(6,645)	(4,312)	(64,153)
Amortization:			
Actuarial loss	7,397	7,581	71,413
Past service cost	(7,222)	(8,785)	(69,724)
Retirement benefit expenses	¥ 9,098	¥ 11,225	$ 87,835
Gain on restitution of substitutional portion of welfare pension fund plan	(41,901)	–	(404,528)
	¥(32,803)	¥ 11,225	$(316,693)

The assumptions used in accounting for the defined benefit plans for the years ended January 31, 2005 and 2004 were as follows:

	2005	2004
Discount rate	2.5%	2.5%
Expected rates of return on plan assets	4.0%	3.0%

13. Contingent Liabilities

The Group had the following contingent liabilities at January 31, 2005:

	Millions of yen	*Thousands of U.S. dollars*
Guarantees of housing loans to customers	¥66,943	$646,293
Guarantees of bank loans of third parties and other	1,384	13,361
	¥68,327	$659,654

14. Leases

The following *pro forma* amounts present the acquisition costs and accumulated depreciation of property leased to the Group at January 31, 2005 and 2004, which would have been reflected in the consolidated balance sheets if finance leases other than those which transfer the ownership of the leased property (currently accounted for as operating leases) were capitalized.

	Millions of yen					
	2005			2004		
	Acquisition costs	Accumulated depreciation	Net leased property	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥ 35,668	¥21,946	¥13,722	¥35,332	¥20,861	¥14,471
Machinery and equipment	6,940	4,953	1,987	8,129	6,026	2,103
Other	1,809	1,223	586	3,190	2,300	890
	¥44,417	¥28,122	¥16,295	¥46,651	¥29,187	¥17,464

	Thousands of U.S. dollars		
	2005		
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	$344,352	$211,875	$132,477
Machinery and equipment	67,001	47,818	19,183
Other	17,465	11,807	5,658
	$428,818	$271,500	$157,318

Lease payments relating to finance leases other than those which transfer the ownership of the leased property amounted to ¥7,347 million ($70,931 thousand) and ¥8,375 million for the years ended January 31, 2005 and 2004, respectively.

Future minimum lease payments (including the interest portion thereon) subsequent to January 31, 2005 for finance leases other than those which transfer the ownership of the leased property were as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2006	¥ 6,345	$ 61,257
2007 and thereafter	10,751	103,794
	¥17,096	$165,051

15. Derivatives and Hedging Activities

Derivative financial instruments are utilized by the Company to reduce the risk of interest rate and foreign exchange rate fluctuation. The Company has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments. The Company does not enter into derivatives transactions for speculative trading purposes.

The Company is exposed to certain market risks arising from its forward foreign exchange contracts and swap agreements. The Company is also exposed to the risk of credit loss in the event of non-performance by the counterparties to currency-related and interest-related derivatives transactions; however, the Company does not anticipate non-performance by any of these counterparties all of whom are financial institutions with high credit ratings.

Derivatives positions are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability.

At January 31, 2005 and 2004, the outstanding interest-rate swap positions were as follows:

	Millions of yen			
	2005		2004	
	Notional amount	Unrealized gain	Notional amount	Unrealized gain (loss)
Interest-rate swap agreements:				
Fixed-rate into variable-rate obligations	¥7,500	¥28	¥15,000	¥160
Variable-rate into fixed-rate obligations	¥7,500	¥ 23	¥15,000	¥ 70

	Thousands of U.S. dollars	
	2005	
	Notional amount	Unrealized gain
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	$72,408	$270
Variable-rate into fixed-rate obligations	$72,408	$222

16. Amounts per Share

	Yen		*U.S. dollars*
	2005	2004	2005
Net income:			
Basic	¥ 33.80	¥ 53.30	$0.33
Diluted	–	51.39	–
Net assets	979.40	959.96	9.46
Cash dividends	18.00	18.00	0.17

Basic net income per share has been computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year, and diluted net income per share has been computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds.

No diluted net income per share for the year ended January 31, 2005 has been presented because no potentially dilutive securities have been issued.

Amounts per share of net assets have been computed based on net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share of the Company represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

17. Loss on Revaluation of Real Estate Held for Sale

Real estate held for sale at January 31, 2005 and 2004, the market value of which has declined significantly from its carrying value, has been written down to its fair market value.

18. Loss on Impairment of Fixed Assets

For the year ended January 31, 2005, the Company and its domestic subsidiaries completed a review of their assets to identify those whose carrying amounts are not recoverable and recognized losses on the impairment of buildings, land and other assets for leasing, which are grouped individually.

As a result of a recent decline in land prices and a sluggish rental market, the carrying value of the above assets has been reduced to their recoverable amounts. Accordingly, an impairment loss of ¥59,470 million ($574,145 thousand) was recognized which consisted of ¥18,661 million ($180,160 thousand) on buildings, ¥39,772 million ($383,974 thousand) on land, ¥1,037 million ($10,011 thousand) on other assets.

The recoverable amount utilized in the calculation was the higher of the net selling price or value in use. The net selling price is the appraised value less the costs of disposal; whereas value in use is the sum of the net projected future cash flows discounted at a rate from 3% to 6%.

19. Segment Information

The Group companies are primarily engaged in the construction, purchase, administration and sales of residential properties; the design, contracting, execution, and supervision of construction projects; real estate brokerage, and landscaping.

In the built-to-order housing segment, the Company prefabricates, builds to order and sells steel frame, wood frame, and concrete houses and low-rise apartment buildings on land owned by the customers. The real estate for sale segment include sales of land, built-for-sale houses, and also the portion of built-to-order sales where Sekisui House also sold the land, and sales of condominiums. In the real estate for leasing segment, the Company leases, subleases and manages detached houses, low-rise apartment buildings, condominiums, commercial buildings, shops, and so forth. Other business is involved in contracts for the design of condominiums and commercial buildings, the construction and remodeling of houses, and landscape and garden design and construction.

The business segment information of the Group companies for the years ended January 31, 2005 and 2004 is outlined as follows:

	Millions of yen						
	2005						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥708,539	¥273,455	¥269,326	¥120,924	¥1,372,244	–	¥1,372,244
Inter-group sales and transfers	1,293	–	1,439	7,878	10,610	(10,610)	–
Total sales	709,832	273,455	270,765	128,802	1,382,854	(10,610)	1,372,244
Operating expenses	627,692	261,176	262,642	125,030	1,276,540	19,065	1,295,605
Operating income	¥ 82,140	¥ 12,279	¥ 8,123	¥ 3,772	¥ 106,314	¥(29,675)	¥ 76,639
Assets	¥200,220	¥405,162	¥199,022	¥ 22,923	¥ 827,327	¥312,904	¥1,140,231
Depreciation and amortization	4,875	636	3,863	345	9,719	1,835	11,554
Loss on impairment of fixed assets	–	–	¥59,470	–	59,470	–	59,470
Capital expenditures	8,818	126	25,573	217	34,734	1,492	36,226

19. Segment Information (continued)

	Millions of yen						
	2004						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥743,219	¥202,532	¥248,965	¥131,323	¥1,326,039	¥ –	¥1,326,039
Inter-group sales and transfers	1,381	–	1,668	2,876	5,925	(5,925)	–
Total sales	744,600	202,532	250,633	134,199	1,331,964	(5,925)	1,326,039
Operating expenses	652,994	196,299	241,760	131,550	1,222,603	23,102	1,245,705
Operating income	¥ 91,606	¥ 6,233	¥ 8,873	¥ 2,649	¥ 109,361	¥ (29,027)	¥ 80,334
Assets	199,563	305,880	281,751	21,369	808,563	¥372,450	1,181,013
Depreciation and amortization	5,076	502	3,514	359	9,451	¥ 1,848	11,299
Capital expenditures	6,289	67	9,167	108	15,631	¥ 1,064	16,695

	Thousands of U.S. dollars						
	2005						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	$ 6,840,500	$2,640,037	$2,600,174	$1,167,445	$13,248,156	$ –	$13,248,156
Inter-group sales and transfers	12,483	–	13,892	76,058	102,433	(102,433)	–
Total sales	6,852,983	2,640,037	2,614,066	1,243,503	13,350,589	(102,433)	13,248,156
Operating expenses	6,059,973	2,521,491	2,535,644	1,207,086	12,324,194	184,060	12,508,254
Operating income	$ 793,010	$ 118,546	$ 78,422	$ 36,417	$1,026,395	$ (286,493)	$ 739,902
Assets	1,932,999	3,911,585	1,921,433	221,307	7,987,324	3,020,892	11,008,216
Depreciation and amortization	47,065	6,140	37,295	3,331	93,831	17,716	111,547
Loss on impairment of fixed assets	–	–	574,145	–	574,145	–	574,145
Capital expenditures	85,132	1,216	246,892	2,095	335,335	14,404	349,739

As more than 90% of the consolidated net sales for the years ended January 31, 2005 and 2004 were made in Japan, the disclosure of geographical segment information and overseas sales information has been omitted.

20. Subsequent Events

(a) The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended January 31, 2005, were approved at a shareholders' meeting held on April 27, 2005:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends of ¥9.00 ($0.08) per share	¥6,120	$59,085
Bonuses to directors and corporate auditors	154	1,487

(b) Share Exchange

On February 1, 2005, the Company exchanged 29,284 thousand shares of its own common stock in treasury for all outstanding shares of common stock of Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd. and Sekiwa Real Estate Tohhoku, Ltd. ("Sekiwa Group"). As a result, the Sekiwa Group Companies became wholly owned subsidiaries of the Company.

(1) Purpose of the exchange of shares

The purpose of this exchange of shares is to increase the corporate value of the Group and to maximize its synergies.

(2) Method and outline of the share exchange

① Share exchange ratio

	Sekisui House	Sekiwa Real Estate	Sekiwa Real Estate Kansai	Sekiwa Real Estate Chubu	Sekiwa Real Estate Chugoku	Sekiwa Real Estate Kyushu	Sekiwa Real Estate Tohhoku
Share exchange ratio	1.00	1.26	0.47	0.63	0.69	0.61	620

20. Subsequent Events (continued)

(2) Method and outline of the share exchange (continued)

② Allotment of shares

For each share of each subsidiary, except for the shares which the Company already possesses, the share exchange formula shown above shall be applied in the allotment of shares.

③ Share exchange grant

The Company will not pay any share exchange grant to Sekiwa Group's shareholders.

(c) Acquisition of Treasury Stock

On April 15, 2005, the Company acquired 40 million shares of treasury stock at an aggregate cost of ¥44,680 million ($431,357 thousand) based on a resolution of the Board of Directors at a meeting held on April 14, 2005.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

May 11, 2005

By: [signature]

Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department
Sekisui House, Ltd.

telefax : 816-6440-3331